SECORE & WALLER, L.L.P.
ATTORNEYS AND COUNSELORS

FOUR FOREST
12222 MERIT DRIVE, SUITE 1350
DALLAS, TEXAS 75251
(972) 776-0200
TELECOPIER (972) 776-0240
ALICE A. WATERS	www.secorewaller.com	amy@secorewaller.com
March 21, 2008
Via Federal Express
Ms. Karen J. Garnett
Assistant Director
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Proinvest Realty Fund, LLC Amendment No. 3 to Form S-11 Filed on March 21, 2008 File No. 333-144134
Dear Ms. Garnett:
     Thank you for your comment letter dated December 10, 2007. We amended the Registration Statement in response to your comments, and Amendment No. 3 was filed electronically on March 21, 2008. Our responses are set forth below, in the order of your letter. Three marked courtesy copies are being forwarded to you.
     Please note that some additional changes have been made in response to comments we received from state securities examiners and from FINRA.
Our Manager and its affiliates will receive substantial fees in connection with the services they provide, regardless of their performance, page 8
1.    We note your response to prior comment 9. Please revise the last sentence of this risk factor to clarify that none of the compensation amounts paid to your manager and its affiliates resulted from arms-length negotiations. Provide similar clarification under the heading “Compensation of the Manager and Affiliates” on page 25.
     Response: We have revised the last sentence of the risk factor as requested and have added the clarification in the first paragraph of the “Compensation of the Manager and Affiliates; Broker Dealer Fees” section.

Ms. Karen Garnett
Securities and Exchange Commission
March 21, 2008

Estimated Use of Proceeds, page 15
2.    We note your supplemental response to prior comment 4, which states that if the actual amounts of organization and offering expenses exceed the estimated amount, the excess will be paid by Proinvest Realty Advisors, LLC and not reimbursed by you. We note disclosure to this effect in footnote (3), but only in the context of the minimum offering amount being achieved. Please revise to clarify, if true, that Proinvest Realty Advisors, LLC will pay any organizational and offering expenses that exceed the estimated amount, regardless of how many shares are sold.
     Response: We have expanded footnote (3) to the Use of Proceeds table to indicate that Proinvest Realty Advisors, LLC will pay any organizational and offering expenses that exceed the estimated amount, regardless of how many shares are sold.
Compensation of the Manager and Affiliates, page 25
3.    We reissue prior comment 11. We note that you do have disclosed the estimated Property Advisory Fee amounts on page 15 under “Estimated Use of Proceeds;” however, they still do not appear in this section. Please revise the last two columns to show 2% of the minimum and maximum amounts available for investment, or tell us why those amounts are not appropriate.
     Response: We have revised the last two columns to show the maximum amount of the Property Advisory Fee at the minimum and maximum levels, and added a footnote for further clarification. Please note that the Property Advisory Fee has been increased to 3.5%. The reason for the increase is that the NASAA and Texas Guidelines did not allow the Management Fee proposed by the Company. As a result, the Company lowered its Management Fee and increased its Property Advisory Fee to comply with state requirements.
4.    We note your response to prior comment 13, which indicates that construction and development will be performed by third parties. Please reconcile this statement with the discussion of Construction Management and Supervision Fees on page F-27.
     Response: The notes to the financial statements which discussed the Construction Management and Supervision Fees were prepared as of May 31, 2007. At that time, the Company planned to pay the Construction Management and Supervision Fees to the manager. That fee was subsequently eliminated, and the later financial statements make no reference to that fee.

Ms. Karen Garnett
Securities and Exchange Commission
March 21, 2008

Conflicts of Interest, page 29
5.    Please advise us as to the reason for the “temporary” reference beside GN Olson & Company, LLC.
     Response: GN Olson & Company, LLC, is the initial individual member of the Company. Upon the admission of the new investors, the Company will redeem the unit purchased by GN Olson & Company, LLC, and GN Olson & Company, LLC, will cease to have any membership interest in the Company. We have added a footnote to that effect to the chart, and removed the “temporary” reference.
     If you have additional comments, please contact me as soon as possible.
Sincerely,
Alice A. Waters

Enclosures
cc:	Proinvest Realty Fund, LLC